04021448

MAR 30 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for March 26, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109248
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on March 30, 2004.

CWMBS, INC.

By:
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER UNDER COVER OF FORM SE.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

Mortgage Pass-Through Certificates, Series 2004-HYB2

NY1 5527354v1

Mortgage Pass-Through Trust 2004-HYB2

Computational Materials

Countrywide

$332,089,000 (Approximate)

CWMBS, Inc.
Depositor

Belvedere Trust Finance Corporation
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Manager

The attached tables and other statistical analyses (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the initial pool of Mortgage Loans delivered to the Trust on the Closing Date. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet **Date Prepared: March 26, 2004**

Mortgage Pass-Through Trust 2004-HYB2
$332,089,000 (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
First Lien Residential Mortgage Loans

Class	Principal Amount ($) (Approx.) (1)	WAL (Yrs) ("Call" (2) (3)/Mat)	Interest Rate Type	Collateral Type	Tranche Type	Expected Ratings Moody's/S&P
1-A	48,898,000	1.87 / 3.19	WAC (4)	Mixed	Senior	Aaa/AAA
2-A	46,678,000	*Not Offered*	WAC (4)	Mixed	Senior	Aaa/AAA
3-A	112,500,000	2.55 / 3.28	WAC (4)	Mixed	Senior	Aaa/AAA
4-A	30,919,000	*Not Offered*	WAC (4)	Mixed	Senior	Aaa/AAA
5-A	34,650,000	2.83 / 3.24	WAC (4)	Mixed	Senior	Aaa/AAA
6-A	58,444,000	*Not Offered*	WAC (4)	Mixed	Senior	Aaa/AAA
X (5)	*Not Offered*		Variable (6) (7)	Mixed	Senior	Aaa/AAA
M	*Not Offered*		WAC (8)	Mixed	Mezzanine	Aa2/AA
B-1	*Not Offered*		WAC (8)	Mixed	Subordinate	A2/A
B-2	*Not Offered*		WAC (8)	Mixed	Subordinate	Baa2/BBB
B-3	*Privately*		WAC (8)	Mixed	Subordinate	Ba2/BB
B-4	*Placed*		WAC (8)	Mixed	Subordinate	B2/B
B-5	*Certificates*		WAC (8)	Mixed	Subordinate	NR/NR

Total: $332,089,000 (9)

(1) The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans which have an initial fixed rate period of three, five or seven years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. It is expected that the aggregate principal balance of the Subordinate Certificates will provide between 3.50% and 4.50% subordination to the Senior Certificates as of the Cut-off Date

(2) The WAL to "the Call" on the Class 1-A, Class 2-A, Class 3-A, Class 4-A, Class 5-A and Class 6-A Certificates are shown to the related Wavg Roll Date at a pricing speed of 25% CPR.

(3) All Classes of Certificates are subject to a 10% optional termination as described herein.

(4) The Certificate Interest Rate for the Class 1-A, Class 3-A and Class 5-A Certificates will be equal to the Net WAC (as defined herein) of the Group I, Group III and Group V Mortgage Loans, respectively, less the related Contributing Rate for such Class of Certificates. The Certificate Interest Rate for the Class 2-A, Class 4-A and Class 6-A Certificates will be equal to the Net WAC (as defined herein) of the Group II, Group IV and Group VI Mortgage Loans, respectively.

(5) The notional balance of the Class X Certificates will be equal to the sum of the current unpaid principal balances of the Class 1-A, Class 3-A and Class 5-A Certificates, until the Wavg Roll Date for such Certificates. After each related Wavg Roll Date, the portion of the notional balance of the Class X Certificates related to such Senior Certificates will equal zero.

(6) The Certificate Interest Rate for the Class X Certificates in any period will be a rate equal to the weighted average of the fixed Contributing Rate for each related Senior Certificate, weighted on the basis of the current unpaid principal balance of the related Senior Certificates.

(7) The Class X Certificates will receive interest payments related to the (a) Group I, (b) Group III and (c) Group V Mortgage Loans only, up to and including the Wavg Roll Date for such Loan Group.

(8) The Certificate Interest Rate for the Subordinate Certificates will be equal to the Net WAC of the Mortgage Loans in each Loan Group (weighted on the basis of the related subordinate components).

(9) Does not include the Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 Certificate balances and Interest Only Certificates' notional balance.

Depositor:	CWMBS, Inc.
Seller:	Belvedere Trust Finance Corporation.
Master Servicer:	Countrywide Home Loans Servicing LP.
Primary Servicers:	It is expected that the Mortgage Loans will be serviced primarily by Countrywide Home Loans Servicing LP, Washington Mutual Bank, FA and ABN Amro Mortgage Group, Inc., which will directly service approximately 49.15%, 43.19% and 7.66%, respectively, of the principal balances of the Mortgage Loans, as of the Cut-off Date.
Lead Underwriter:	Countrywide Securities Corporation.
Trustee:	The Bank of New York.
Rating Agencies:	Moody's and Standard & Poor's are expected to provide ratings on the Class 1-A, Class 2-A, Class 3-A, Class 4-A, Class 5-A, Class 6-A, Class X, Class M, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates. The Class B-5 Certificates will not be rated.
Sample Pool Calculation Date:	April 1, 2004. All references herein to principal balances as of such date give effect to the application of scheduled payments due on or before April 1, 2004, which payments were applied to the actual balances of the Mortgage Loans as of various recent dates.
Cut-off Date:	April 1, 2004.
Closing Date:	On or about April 30, 2004.
Pricing Date:	On or about March [30], 2004.
Settlement Date:	On or about April [30], 2004.
Master Servicer Remittance Date:	The 19th of each month (or if such day is not a business day, the next succeeding business day), commencing in May 2004.
Distribution Date:	The business day immediately following the Master Servicer Remittance Date, commencing in May 2004.
Certificates:	The ***"Senior Certificates"*** will consist of (i) the Class 1-A Certificates (the "***Group I Certificates***"), (ii) the Class 2-A Certificates (the "***Group II Certificates***"), (iii) the Class 3-A Certificates (the "***Group III Certificates***"), (iv) the Class 4-A Certificates (the "***Group IV Certificates***"), (v) the Class 5-A Certificates (the "***Group V Certificates***"), (vi) the Class 6-A Certificates (the ***"Group VI Certificates"***) and (viii) the Class X Certificates (the ***"Interest Only Certificates***").
	The "***Subordinate Certificates***" will consist of the Class M, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates and are supported by the cash flow on all of the Mortgage Loans. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" Only the Senior Certificates and the Class M, Class B-1 and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.

Generally, each Group of Senior Certificates (other than the Interest Only Certificates) will receive principal and interest from the related Loan Group. The Class X Certificates will receive interest from the Mortgage Loans in Loan Group I, Loan Group III and Loan Group V. The Subordinate Certificates may receive principal and interest from any Loan Group.

Registration: The Offered Certificates will be made available in book-entry form through DTC.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on the Closing Date.

Mortgage Loans: The aggregate principal balance of the Mortgage Loans as of the Sample Pool Calculation Date is approximately $346,828,920. All the Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the ***"Sample Pool"***) having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the trust on the Closing Date. It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. See the attached Collateral Tables attached hereto as Appendix A.

With respect to each Loan Group, the final pool of Mortgage Loans will be different from the Sample Pool, although the characteristics of such final pool are not expected to differ materially from those of the Sample Pool.

Group I Mortgage Loans: The aggregate principal balance of the Group I Mortgage Loans as of the Sample Pool Calculation Date is approximately $51,067,938. The Group I Mortgage Loans will have interest rates that have an initial fixed rate period of three years after origination and thereafter adjust annually based on the one-year LIBOR index or the one-year CMT index.

Group II Mortgage Loans: The aggregate principal balance of the Group II Mortgage Loans as of the Sample Pool Calculation Date is approximately $48,749,932. The Group II Mortgage Loans will have interest rates that have an initial fixed rate period of three years after origination and thereafter adjust annually based on the one-year LIBOR index or the one-year CMT index.

Group III Mortgage Loans: The aggregate principal balance of the Group III Mortgage Loans as of the Sample Pool Calculation Date is approximately $117,493,894. The Group III Mortgage Loans will have interest rates that have an initial fixed rate period of five years after origination and thereafter adjust annually based on the one-year LIBOR index or one-year CMT index.

Group IV Mortgage Loans: The aggregate principal balance of the Group IV Mortgage Loans as of the Sample Pool Calculation Date is approximately $32,291,401. The Group IV Mortgage Loans will have interest rates that have an initial fixed rate period of five years after origination and thereafter adjust annually based on the one-year LIBOR index or one-year CMT index.

Group V Mortgage Loans: The aggregate principal balance of the Group V Mortgage Loans as of the Sample Pool Calculation Date is approximately $36,188,080. The Group V Mortgage Loans will have interest rates that have an initial fixed rate period of seven years after origination and thereafter adjust semi-annually based on the six-month LIBOR index or annually based on the one-year LIBOR index.

Group VI Mortgage Loans: The aggregate principal balance of the Group VI Mortgage Loans as of the Sample Pool Calculation Date is approximately $61,037,675. The Group VI Mortgage Loans will have interest rates that have an initial fixed rate period of seven years after origination and thereafter adjust semi-annually based on the six-month LIBOR index or annually based on the one-year LIBOR index.

Wavg Roll Date: The "***Wavg Roll Date***" for the Group I, Group II, Group III, Group IV, Group V and Group VI Mortgage Loans (collectively, the "Mortgage Loans") is the Distribution Date in February 2007, February 2007, March 2009, February 2009, December 2010, and December 2010, respectively.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Expense Fee Rate: The ***"Expense Fee Rate"*** is comprised of primary servicing fees, lender paid mortgage insurance premiums and the trustee fees, each as applicable. The weighted average Expense Fee Rate will be equal to approximately (a) with respect to a Mortgage Loan and any period prior to the initial interest rate adjustment for that Mortgage Loan, 0.294%, 0.292%, 0.384%, 0.384%, 0.259% and 0.259% for Loan Group I, Loan Group II, Loan Group III, Loan Group IV, Loan Group V and Loan Group VI, respectively and (b) thereafter, 0.294%, 0.292%, 0.384%, 0.384%, 0.384% and 0.384%.

Contributing Rate: The ***"Contributing Rate"*** for any period on or prior to the related Wavg Roll Date is equal to approximately 0.390%, 0.090% and 0.150% for the Group I Certificates, Group III Certificates and Group V Certificates, respectively. After the related Wavg Roll Date, the Contributing Rate for such Senior Certificate will be zero.

Net WAC: The ***"Net WAC,"*** with respect to each Loan Group, will be equal to the weighted average gross interest rate on the related Mortgage Loans less the weighted average Expense Fee Rate for such Loan Group.

Accrued Interest: The price to be paid for the Offered Certificates by investors who elect to settle bonds on the Settlement Date will include accrued interest from the Cut-off Date up to, but not including, the Settlement Date. Investors settling Offered Certificates on alternate dates may pay more or less accrued interest, as applicable.

Interest Accrual Period: The interest accrual period with respect to all the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class M Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, and Class B-5 Certificates.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class B-4 Certificates will consist of the subordination of the Class B-5 Certificates.

Shifting Interest:

Until the Distribution Date in May 2014, the Subordinate Certificates will be locked out from receipt of any unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Certificates are as follows:

May 2004 – April 2014	0% Pro Rata Share
May 2014 – April 2015	30% Pro Rata Share
May 2015 – April 2016	40% Pro Rata Share
May 2016 – April 2017	60% Pro Rata Share
May 2017 – April 2018	80% Pro Rata Share
May 2019 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided to the Senior Certificates by the Subordinate Certificates doubles (from the initial credit enhancement percentage), unscheduled principal will be paid pro-rata between the Senior and Subordinate Certificates (subject to the collateral performance triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to the third anniversary of the Cut-off Date (subject to the collateral performance triggers described in the prospectus supplement), the Subordinate Certificates will be entitled to only 50% of their pro-rata share of unscheduled principal until the third anniversary of the Cut-off Date.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (i.e., the then current aggregate principal balance of the Senior Certificates divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (i.e., the aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages.

Allocation of Losses:

Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance has been reduced to zero; *thereafter*, to the related Senior Certificates until the respective class principal balance has been reduced to zero.

Excess losses from a Loan Group (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to (a) the related Senior Certificates and (b) the related subordinate component.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, from the related Loan Group (or, with respect to the Class X Certificates from Loan Group I, Loan Group III and Loan Group V), accrued and unpaid interest at the related Certificate Interest Rate;
2)
   (a) to the Group I Certificates, principal from the related Loan Group*;
   (b) to the Group II Certificates, principal from the related Loan Group*;
   (c) to the Group III Certificates, principal from the related Loan Group*;
   (d) to the Group IV Certificates, principal from the related Loan Group*;
   (e) to the Group V Certificates, principal from the related Loan Group*;
   (f) to the Group VI Certificates, principal from the related Loan Group*;
3) To the Class M Certificates, accrued and unpaid interest at the related Class M Certificate Interest Rate;
4) To the Class M Certificates, principal;
5) To the Class B-1 Certificates, accrued and unpaid interest at the related Class B-1 Certificate Interest Rate;
6) To the Class B-1 Certificates, principal;
7) To the Class B-2 Certificates, accrued and unpaid interest at the related Class B-2 Certificate Interest Rate;
8) To the Class B-2 Certificates, principal;
9) To the Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal; and
10) To the Residual Certificate, any remaining amount.

* *Under certain delinquency and loss scenarios (as described in the prospectus supplement), principal from an unrelated Loan Group is used to pay the Senior Certificates related to another Loan Group.*

[Yield Tables and Collateral Tables to Follow]

Yield Tables

Class 1-A to Wavg Roll

Coupon	3.5695%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	2.95	2.85	2.79	2.65	2.48	2.26	1.98
WAL (yr)	2.77	2.39	2.21	1.87	1.58	1.31	1.07
MDUR (yr)	2.60	2.25	2.09	1.78	1.51	1.26	1.04
First Prin Pay	May-04	May-04	May-04	May-04	May-04	May-04	May-04
Last Prin Pay	Feb-07	Feb-07	Feb-07	Feb-07	Feb-07	Feb-07	Feb-07

Class 1-A to Maturity

Coupon	3.5695%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	3.31	3.19	3.12	2.94	2.71	2.44	2.10
WAL (yr)	18.11	7.26	5.25	3.19	2.17	1.57	1.18
MDUR (yr)	12.74	5.91	4.47	2.87	2.02	1.50	1.14
First Prin Pay	May-04	May-04	May-04	May-04	May-04	May-04	May-04
Last Prin Pay	Mar-34	Mar-34	Mar-34	Mar-34	Mar-34	Mar-34	Mar-34

Class 3-A to Wavg Roll

Coupon	4.1174%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	3.76	3.65	3.58	3.42	3.22	2.96	2.62
WAL (yr)	4.86	3.76	3.30	2.55	1.97	1.52	1.17
MDUR (yr)	4.33	3.39	3.00	2.35	1.84	1.44	1.12
First Prin Pay	May-04	May-04	May-04	May-04	May-04	May-04	May-04
Last Prin Pay	Mar-09	Mar-09	Mar-09	Mar-09	Mar-09	Mar-09	Mar-09

Class 3-A to Maturity

Coupon	4.1174%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	3.51	3.54	3.52	3.42	3.23	2.98	2.63
WAL (yr)	19.17	7.58	5.45	3.28	2.21	1.59	1.19
MDUR (yr)	12.98	5.95	4.49	2.89	2.03	1.50	1.14
First Prin Pay	May-04	May-04	May-04	May-04	May-04	May-04	May-04
Last Prin Pay	Mar-34	Mar-34	Mar-34	Mar-34	Mar-34	Mar-34	Mar-34

Class 5-A to Wavg Roll

Coupon	4.4067%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	4.13	4.01	3.94	3.77	3.54	3.26	2.9
WAL (yr)	6.46	4.59	3.89	2.83	2.08	1.56	1.18
MDUR (yr)	5.51	4.01	3.43	2.55	1.92	1.46	1.12
First Prin Pay	May-04	May-04	May-04	May-04	May-04	May-04	May-04
Last Prin Pay	Dec-10	Dec-10	Dec-10	Dec-10	Dec-10	Dec-10	Dec-10

Class 5-A to Maturity

Coupon	4.4067%						
Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	3.62	3.77	3.78	3.71	3.53	3.26	2.90
WAL (yr)	18.85	7.49	5.39	3.24	2.19	1.58	1.18
MDUR (yr)	12.48	5.76	4.37	2.83	1.99	1.48	1.13
First Prin Pay	May-04	May-04	May-04	May-04	May-04	May-04	May-04
Last Prin Pay	Jan-34	Jan-34	Jan-34	Jan-34	Jan-34	Jan-34	Jan-34

[Collateral Tables to Follow]

Loan Group Aggregate $346,828,920

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		644	
Total Outstanding Balance		$346,828,920	
Average Loan Balance		$538,554	$54,740 to $1,500,000
WA Mortgage Rate		4.749%	3.375% to 7.000%
Net WAC		4.426%	3.116% to 6.491%
ARM Characteristics			
WA Gross Margin		2.426%	2.250% to 3.875%
WA Months to First Roll		58	31 to 83
WA First Periodic Cap		4.149%	2.000% to 6.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		10.050%	8.500% to 13.000%
WA Lifetime Floor		2.430%	2.250% to 3.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	350 to 360
WA Age (months)		2	0 to 10
WA LTV		69.59%	19.64% to 95.00%
WA FICO		739	
WA DTI%		35.69%	
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		4.51%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	95.49%	
	Unknown	4.51%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	68.93%	SFR	69.37%	REDUCE	34.43%	PUR	45.83%	OO	93.42%	0	95.49%
IL	4.83%	PUD	17.05%	FULL/AL	31.48%	RNC	36.81%	2H	5.02%	12	0.39%
FL	3.52%	CND	10.73%	PREFER	26.49%	RCO	17.35%	INV	1.56%	36	4.08%
CO	2.70%	CNDP	1.66%	STREAM	6.13%					60	0.04%
MA	2.29%	2-4U	1.20%	NINA	1.42%						

Loan Group Aggregate $346,828,920

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 CMT1Y	51	$26,562,664	7.66
3/1 LIB12M	48	$24,035,625	6.93
3/1 LIB12M-IO	89	$49,219,582	14.19
5/1 CMT1Y	22	$10,692,969	3.08
5/1 CMT1Y-IO	120	$77,676,620	22.40
5/1 LIB12M	12	$6,102,618	1.76
5/1 LIB12M-IO	91	$55,313,088	15.95
7/23 LIB6M	4	$735,240	0.21
7/23 LIB6M-IO	16	$3,731,715	1.08
7/1 LIB12M	90	$45,663,700	13.17
7/1 LIB12M-IO	101	$47,095,100	13.58
	644	**$346,828,920**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$50,000.01 - $100,000.00	4	$307,984	0.09
$100,000.01 - $150,000.00	10	$1,250,624	0.36
$150,000.01 - $200,000.00	13	$2,249,748	0.65
$200,000.01 - $250,000.00	9	$2,025,369	0.58
$250,000.01 - $300,000.00	8	$2,203,437	0.64
$300,000.01 - $350,000.00	44	$14,903,202	4.30
$350,000.01 - $400,000.00	121	$45,749,003	13.19
$400,000.01 - $450,000.00	77	$32,752,948	9.44
$450,000.01 - $500,000.00	70	$33,410,765	9.63
$500,000.01 - $550,000.00	63	$33,057,778	9.53
$550,000.01 - $600,000.00	45	$26,102,920	7.53
$600,000.01 - $650,000.00	45	$28,625,164	8.25
$650,000.01 - $700,000.00	21	$14,181,586	4.09
$700,000.01 - $750,000.00	16	$11,651,847	3.36
$750,000.01 - $1,000,000.00	72	$64,776,035	18.68
$1,000,000.01 - $1,500,000.00	26	$33,580,508	9.68
	644	**$346,828,920**	**100.00**

Loan Group Aggregate $346,828,920

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.375	1	$450,275	0.13
3.500	3	$1,392,180	0.40
3.625	1	$850,000	0.25
3.750	12	$6,688,676	1.93
3.875	10	$5,693,351	1.64
4.000	34	$18,226,512	5.26
4.125	32	$16,530,818	4.77
4.250	43	$23,309,697	6.72
4.375	29	$14,119,582	4.07
4.500	46	$22,136,360	6.38
4.625	71	$41,570,252	11.99
4.750	95	$58,929,029	16.99
4.875	74	$40,477,607	11.67
5.000	37	$17,580,729	5.07
5.125	24	$13,195,208	3.80
5.250	41	$21,286,113	6.14
5.375	30	$11,586,427	3.34
5.500	12	$7,234,166	2.09
5.625	11	$7,949,755	2.29
5.750	12	$5,735,500	1.65
5.875	12	$5,861,515	1.69
6.000	2	$1,502,200	0.43
6.125	3	$1,081,793	0.31
6.250	2	$1,064,825	0.31
6.375	1	$86,359	0.02
6.500	2	$832,115	0.24
6.625	2	$795,620	0.23
6.750	1	$514,250	0.15
7.000	1	$148,008	0.04
	644	**$346,828,920**	**100.00**

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	644	$346,828,920	100.00
	644	**$346,828,920**	**100.00**

Loan Group Aggregate $346,828,920

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	48	$28,467,940	8.21
50.01 - 55.00	24	$17,449,839	5.03
55.01 - 60.00	40	$26,408,739	7.61
60.01 - 65.00	34	$23,053,645	6.65
65.01 - 70.00	90	$53,151,058	15.32
70.01 - 75.00	112	$63,600,466	18.34
75.01 - 80.00	268	$126,270,379	36.41
80.01 - 85.00	3	$874,002	0.25
85.01 - 90.00	17	$5,379,296	1.55
90.01 - 95.00	8	$2,173,556	0.63
	644	**$346,828,920**	**100.00**

Loan Group Aggregate $346,828,920

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	5	$3,367,447	0.97
CA	420	$239,070,647	68.93
CO	18	$9,356,871	2.70
CT	8	$4,779,296	1.38
DE	2	$978,300	0.28
FL	26	$12,213,017	3.52
GA	7	$2,754,700	0.79
HI	2	$414,874	0.12
IL	33	$16,759,620	4.83
IN	2	$686,611	0.20
KY	2	$1,193,448	0.34
MA	18	$7,958,751	2.29
MD	4	$1,350,329	0.39
ME	2	$655,164	0.19
MI	12	$5,386,578	1.55
MN	2	$778,474	0.22
MO	2	$1,965,970	0.57
MT	1	$388,605	0.11
NC	2	$1,400,318	0.40
NH	2	$559,993	0.16
NJ	8	$4,789,822	1.38
NV	10	$4,153,732	1.20
NY	10	$5,530,306	1.59
OR	4	$1,672,906	0.48
PA	2	$986,502	0.28
RI	1	$549,250	0.16
TN	2	$808,000	0.23
TX	12	$4,586,038	1.32
VA	13	$5,297,399	1.53
WA	10	$5,350,826	1.54
WI	2	$1,085,124	0.31
	644	**$346,828,920**	**100.00**

Loan Group Aggregate $346,828,920

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	10	$5,292,287	1.53
781 - 800	68	$36,778,548	10.60
761 - 780	131	$73,103,809	21.08
741 - 760	118	$67,475,720	19.46
721 - 740	127	$71,125,966	20.51
701 - 720	80	$37,713,031	10.87
681 - 700	40	$22,789,284	6.57
661 - 680	35	$17,204,086	4.96
641 - 660	22	$8,863,690	2.56
621 - 640	11	$5,700,194	1.64
601 - 620	2	$782,303	0.23
	644	**$346,828,920**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	432	$240,580,002	69.37
PUD	109	$59,119,725	17.05
CND	86	$37,210,461	10.73
CNDP	10	$5,749,129	1.66
2-4U	7	$4,169,604	1.20
	644	**$346,828,920**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	310	$158,968,844	45.83
RNC	221	$127,680,618	36.81
RCO	113	$60,179,458	17.35
	644	**$346,828,920**	**100.00**

Loan Group Aggregate $346,828,920

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	588	$324,007,465	93.42
2H	43	$17,418,845	5.02
INV	13	$5,402,610	1.56
	644	**$346,828,920**	**100.00**

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	200	$119,426,349	34.43
FULL/ALT	206	$109,164,685	31.48
PREFERRED	188	$91,879,005	26.49
STREAMLINE	37	$21,274,980	6.13
NINA	12	$4,933,801	1.42
CLUES-EASY DOC	1	$150,100	0.04
	644	**$346,828,920**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	643	$346,680,912	99.96
3.001 - 4.000	1	$148,008	0.04
	644	**$346,828,920**	**100.00**

Loan Group Aggregate $346,828,920

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11/06	4	$2,227,523	0.64
12/06	3	$704,473	0.20
01/07	9	$4,997,573	1.44
02/07	79	$41,810,645	12.06
03/07	93	$50,077,657	14.44
06/08	1	$403,036	0.12
12/08	4	$2,018,564	0.58
01/09	3	$1,688,255	0.49
02/09	63	$38,436,549	11.08
03/09	157	$98,680,441	28.45
04/09	17	$8,558,450	2.47
06/10	1	$243,187	0.07
07/10	10	$1,805,672	0.52
08/10	5	$1,132,021	0.33
09/10	11	$2,765,184	0.80
10/10	9	$3,510,194	1.01
11/10	43	$20,071,703	5.79
12/10	36	$17,580,579	5.07
01/11	28	$13,282,771	3.83
02/11	40	$20,781,737	5.99
03/11	28	$16,052,706	4.63
	644	**$346,828,920**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	4	$2,227,523	0.64
32 - 37	184	$97,590,347	28.14
50 - 55	1	$403,036	0.12
56 - 61	244	$149,382,259	43.07
74 - 79	79	$29,527,961	8.51
80 - 85	132	$67,697,794	19.52
	644	**$346,828,920**	**100.00**

Loan Group Aggregate $346,828,920

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.001 - 9.000	12	$6,604,360	1.90
9.001 - 10.000	340	$194,560,680	56.10
10.001 - 11.000	263	$132,263,164	38.13
11.001 - 12.000	23	$11,480,293	3.31
12.001 - 13.000	6	$1,920,421	0.55
	644	**$346,828,920**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	188	$99,817,870	28.78
5.000	436	$242,544,095	69.93
6.000	20	$4,466,955	1.29
	644	**$346,828,920**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	644	$346,828,920	100.00
	644	**$346,828,920**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	643	$346,680,912	99.96
3.001 - 4.000	1	$148,008	0.04
	644	**$346,828,920**	**100.00**

Loan Group I $51,067,938

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		93	
Total Outstanding Balance		$51,067,938	
Average Loan Balance		$549,118	$148,008 to $999,999
WA Mortgage Rate		4.254%	3.375% to 7.000%
Net WAC		3.960%	3.116% to 6.491%
ARM Characteristics			
WA Gross Margin		2.401%	2.250% to 3.875%
WA Months to First Roll		34	31 to 35
WA First Periodic Cap		2.000%	2.000% to 2.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		10.254%	9.375% to 13.000%
WA Lifetime Floor		2.416%	2.250% to 3.875%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	355 to 359
WA Age (months)		2	1 to 5
WA LTV		73.53%	37.74% to 95.00%
WA FICO		717	
WA DTI%		36.66%	
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.29%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	99.71%	
	Unknown	0.29%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	55.77%	SFR	59.60%	FULL/AL	47.34%	PUR	50.78%	OO	92.55%	0	99.71%
IL	12.41%	PUD	28.20%	PREFER	25.92%	RNC	40.20%	2H	5.51%	60	0.29%
FL	7.88%	CND	10.19%	REDUCE	23.48%	RCO	9.02%	INV	1.94%		
MI	3.95%	CNDP	1.01%	NINA	2.26%						
AZ	3.36%	2-4U	1.00%	STREAM	1.01%						

Loan Group I $51,067,938

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 CMT1Y	24	$13,529,853	26.49
3/1 LIB12M	27	$13,602,825	26.64
3/1 LIB12M-IO	42	$23,935,259	46.87
	93	**$51,067,938**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$100,000.01 - $150,000.00	1	$148,008	0.29
$300,000.01 - $350,000.00	3	$1,021,857	2.00
$350,000.01 - $400,000.00	19	$7,273,914	14.24
$400,000.01 - $450,000.00	10	$4,285,967	8.39
$450,000.01 - $500,000.00	13	$6,126,405	12.00
$500,000.01 - $550,000.00	15	$7,826,051	15.32
$550,000.01 - $600,000.00	7	$4,072,655	7.97
$600,000.01 - $650,000.00	5	$3,169,386	6.21
$650,000.01 - $700,000.00	2	$1,352,142	2.65
$700,000.01 - $750,000.00	4	$2,904,211	5.69
$750,000.01 - $1,000,000.00	14	$12,887,341	25.24
	93	**$51,067,938**	**100.00**

Loan Group I $51,067,938

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.375	1	$450,275	0.88
3.500	2	$849,180	1.66
3.625	1	$850,000	1.66
3.750	9	$5,163,701	10.11
3.875	7	$4,743,387	9.29
4.000	26	$13,787,402	27.00
4.125	25	$12,793,509	25.05
4.250	1	$648,750	1.27
4.375	2	$961,840	1.88
4.500	1	$335,478	0.66
4.750	1	$439,900	0.86
4.875	4	$2,692,591	5.27
5.000	2	$1,348,898	2.64
5.250	4	$2,459,558	4.82
5.375	2	$1,390,352	2.72
5.625	1	$391,200	0.77
5.750	1	$750,000	1.47
6.125	1	$349,660	0.68
6.750	1	$514,250	1.01
7.000	1	$148,008	0.29
	93	**$51,067,938**	**100.00**

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	93	$51,067,938	100.00
	93	**$51,067,938**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	1	$998,494	1.96
55.01 - 60.00	3	$1,641,604	3.21
60.01 - 65.00	6	$4,174,060	8.17
65.01 - 70.00	19	$10,505,058	20.57
70.01 - 75.00	15	$9,003,267	17.63
75.01 - 80.00	46	$23,732,193	46.47
80.01 - 85.00	1	$514,250	1.01
90.01 - 95.00	2	$499,013	0.98
	93	**$51,067,938**	**100.00**

Loan Group I $51,067,938

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	2	$1,716,449	3.36
CA	52	$28,482,062	55.77
CO	2	$1,361,200	2.67
FL	7	$4,023,185	7.88
IL	11	$6,336,528	12.41
IN	1	$490,611	0.96
KY	1	$520,000	1.02
MA	3	$1,269,262	2.49
MI	4	$2,017,068	3.95
MN	1	$399,500	0.78
MO	1	$465,970	0.91
MT	1	$388,605	0.76
NC	2	$1,400,318	2.74
NY	1	$457,600	0.90
TX	1	$413,180	0.81
WA	2	$890,400	1.74
WI	1	$436,000	0.85
	93	**$51,067,938**	**100.00**

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
781 - 800	6	$2,798,135	5.48
761 - 780	9	$5,474,081	10.72
741 - 760	12	$6,605,827	12.94
721 - 740	20	$11,036,920	21.61
701 - 720	15	$8,110,106	15.88
681 - 700	12	$6,733,223	13.18
661 - 680	9	$5,319,579	10.42
641 - 660	6	$2,929,059	5.74
621 - 640	4	$2,061,008	4.04
	93	**$51,067,938**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	58	$30,437,993	59.60
PUD	23	$14,400,398	28.20
CND	10	$5,204,096	10.19
CNDP	1	$514,250	1.01
2-4U	1	$511,200	1.00
	93	**$51,067,938**	**100.00**

Loan Group I $51,067,938

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	47	$25,931,595	50.78
RNC	38	$20,528,983	40.20
RCO	8	$4,607,360	9.02
	93	**$51,067,938**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	87	$47,260,931	92.55
2H	5	$2,815,757	5.51
INV	1	$991,250	1.94
	93	**$51,067,938**	**100.00**

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL/ALT	42	$24,173,886	47.34
PREFERRED	27	$13,236,710	25.92
REDUCED	20	$11,990,246	23.48
NINA	3	$1,152,585	2.26
STREAMLINE	1	$514,511	1.01
	93	**$51,067,938**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	92	$50,919,930	99.71
3.001 - 4.000	1	$148,008	0.29
	93	**$51,067,938**	**100.00**

Loan Group I $51,067,938

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11/06	3	$1,696,469	3.32
12/06	2	$587,908	1.15
01/07	2	$1,069,477	2.09
02/07	35	$19,366,481	37.92
03/07	51	$28,347,602	55.51
	93	**$51,067,938**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	3	$1,696,469	3.32
32 - 37	90	$49,371,468	96.68
	93	**$51,067,938**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	46	$25,843,944	50.61
10.001 - 11.000	36	$19,220,966	37.64
11.001 - 12.000	8	$4,991,110	9.77
12.001 - 13.000	3	$1,011,918	1.98
	93	**$51,067,938**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	93	$51,067,938	100.00
	93	**$51,067,938**	**100.00**

Loan Group I $51,067,938

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	93	$51,067,938	100.00
	93	**$51,067,938**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	92	$50,919,930	99.71
3.001 - 4.000	1	$148,008	0.29
	93	**$51,067,938**	**100.00**

Loan Group II $48,749,932

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		95	
Total Outstanding Balance		$48,749,932	
Average Loan Balance		$513,157	$116,565 to $1,134,869
WA Mortgage Rate		4.554%	4.250% to 5.875%
Net WAC		4.261%	3.866% to 5.616%
ARM Characteristics			
WA Gross Margin		2.396%	2.250% to 2.750%
WA Months to First Roll		34	31 to 35
WA First Periodic Cap		2.000%	2.000% to 2.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		10.554%	10.250% to 11.875%
WA Lifetime Floor		2.399%	2.250% to 2.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	355 to 359
WA Age (months)		2	1 to 5
WA LTV		71.84%	41.11% to 90.00%
WA FICO		727	
WA DTI%		36.31%	
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	100.00%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	62.64%	SFR	62.67%	PREFER	52.51%	PUR	45.74%	OO	93.81%	0	100.00
IL	7.78%	PUD	30.03%	FULL/AL	44.77%	RNC	38.21%	2H	6.19%		
AZ	3.39%	CND	4.45%	STREAM	2.72%	RCO	16.05%				
NJ	2.74%	CNDP	2.84%								
GA	2.74%										

Loan Group II $48,749,932

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 CMT1Y	27	$13,032,810	26.73
3/1 LIB12M	21	$10,432,800	21.40
3/1 LIB12M-IO	47	$25,284,322	51.87
	95	**$48,749,932**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$100,000.01 - $150,000.00	1	$116,565	0.24
$200,000.01 - $250,000.00	2	$438,620	0.90
$300,000.01 - $350,000.00	7	$2,395,944	4.91
$350,000.01 - $400,000.00	23	$8,746,952	17.94
$400,000.01 - $450,000.00	12	$4,993,084	10.24
$450,000.01 - $500,000.00	8	$3,830,611	7.86
$500,000.01 - $550,000.00	7	$3,736,336	7.66
$550,000.01 - $600,000.00	11	$6,343,651	13.01
$600,000.01 - $650,000.00	13	$8,218,791	16.86
$700,000.01 - $750,000.00	2	$1,488,487	3.05
$750,000.01 - $1,000,000.00	8	$7,306,021	14.99
$1,000,000.01 - $1,500,000.00	1	$1,134,869	2.33
	95	**$48,749,932**	**100.00**

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.250	32	$16,326,511	33.49
4.375	12	$6,163,339	12.64
4.500	16	$8,980,208	18.42
4.625	6	$3,417,817	7.01
4.750	9	$4,124,483	8.46
4.875	10	$4,722,819	9.69
5.000	4	$1,705,796	3.50
5.250	2	$628,471	1.29
5.375	1	$360,000	0.74
5.500	2	$1,582,000	3.25
5.875	1	$738,487	1.51
	95	**$48,749,932**	**100.00**

Loan Group II $48,749,932

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	95	$48,749,932	100.00
	95	**$48,749,932**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	5	$3,225,322	6.62
50.01 - 55.00	2	$1,581,124	3.24
55.01 - 60.00	7	$4,637,483	9.51
60.01 - 65.00	3	$1,365,655	2.80
65.01 - 70.00	10	$5,479,426	11.24
70.01 - 75.00	11	$6,405,004	13.14
75.01 - 80.00	51	$24,246,453	49.74
80.01 - 85.00	1	$116,565	0.24
85.01 - 90.00	5	$1,692,900	3.47
	95	**$48,749,932**	**100.00**

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	3	$1,650,998	3.39
CA	56	$30,535,362	62.64
CO	2	$884,130	1.81
CT	1	$498,796	1.02
FL	1	$399,990	0.82
GA	3	$1,334,729	2.74
IL	9	$3,791,905	7.78
MA	1	$345,075	0.71
ME	1	$523,764	1.07
MI	3	$1,050,036	2.15
NJ	2	$1,337,900	2.74
NV	3	$1,301,500	2.67
NY	2	$980,956	2.01
PA	1	$600,000	1.23
TN	1	$428,000	0.88
TX	2	$1,258,173	2.58
VA	3	$1,179,493	2.42
WI	1	$649,124	1.33
	95	**$48,749,932**	**100.00**

Loan Group II $48,749,932

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	2	$1,048,323	2.15
781 - 800	7	$3,397,079	6.97
761 - 780	14	$7,453,877	15.29
741 - 760	17	$9,284,751	19.05
721 - 740	10	$4,985,322	10.23
701 - 720	23	$10,874,212	22.31
681 - 700	6	$4,749,724	9.74
661 - 680	6	$3,172,929	6.51
641 - 660	5	$1,914,907	3.93
621 - 640	3	$1,086,505	2.23
601 - 620	2	$782,303	1.60
	95	**$48,749,932**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	60	$30,552,192	62.67
PUD	27	$14,640,925	30.03
CND	5	$2,171,763	4.45
CNDP	3	$1,385,052	2.84
	95	**$48,749,932**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	43	$22,298,674	45.74
RNC	37	$18,629,135	38.21
RCO	15	$7,822,124	16.05
	95	**$48,749,932**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	88	$45,733,836	93.81
2H	7	$3,016,096	6.19
	95	**$48,749,932**	**100.00**

Loan Group II $48,749,932

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PREFERRED	49	$25,597,130	52.51
FULL/ALT	43	$21,824,722	44.77
STREAMLINE	3	$1,328,080	2.72
	95	**$48,749,932**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	95	$48,749,932	100.00
	95	**$48,749,932**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
11/06	1	$531,054	1.09
12/06	1	$116,565	0.24
01/07	7	$3,928,095	8.06
02/07	44	$22,444,164	46.04
03/07	42	$21,730,055	44.57
	95	**$48,749,932**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
25 - 31	1	$531,054	1.09
32 - 37	94	$48,218,879	98.91
	95	**$48,749,932**	**100.00**

Loan Group II $48,749,932

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
10.001 - 11.000	89	$45,440,974	93.21
11.001 - 12.000	6	$3,308,958	6.79
	95	**$48,749,932**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	95	$48,749,932	100.00
	95	**$48,749,932**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	95	$48,749,932	100.00
	95	**$48,749,932**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	95	$48,749,932	100.00
	95	**$48,749,932**	**100.00**

Loan Group III $117,493,894

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		194	
Total Outstanding Balance		$117,493,894	
Average Loan Balance		$605,639	$332,334 to $1,500,000
WA Mortgage Rate		4.591%	3.500% to 4.750%
Net WAC		4.207%	3.116% to 4.366%
ARM Characteristics			
WA Gross Margin		2.518%	2.250% to 2.750%
WA Months to First Roll		59	56 to 60
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		9.591%	8.500% to 9.750%
WA Lifetime Floor		2.518%	2.250% to 2.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	356 to 360
WA Age (months)		1	0 to 4
WA LTV		65.28%	19.64% to 90.00%
WA FICO		753	
WA DTI%			
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		9.58%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	90.42%	
	Unknown	9.58%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	73.89%	SFR	89.75%	REDUCE	62.02%	RNC	49.02%	OO	96.50%	0	90.42%
CO	3.62%	CND	10.25%	FULL/AL	23.94%	PUR	27.59%	2H	3.50%	12	1.15%
CT	3.22%			STREAM	14.04%	RCO	23.39%			36	8.43%
FL	2.92%										
IL	2.73%										

Loan Group III $117,493,894

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 CMT1Y	19	$9,271,173	7.89
5/1 CMT1Y-IO	82	$53,612,162	45.63
5/1 LIB12M	11	$5,429,170	4.62
5/1 LIB12M-IO	82	$49,181,388	41.86
	194	**$117,493,894**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$300,000.01 - $350,000.00	10	$3,445,650	2.93
$350,000.01 - $400,000.00	31	$11,576,844	9.85
$400,000.01 - $450,000.00	24	$10,212,482	8.69
$450,000.01 - $500,000.00	24	$11,509,141	9.80
$500,000.01 - $550,000.00	25	$13,167,601	11.21
$550,000.01 - $600,000.00	13	$7,573,842	6.45
$600,000.01 - $650,000.00	11	$6,992,661	5.95
$650,000.01 - $700,000.00	7	$4,725,500	4.02
$700,000.01 - $750,000.00	7	$5,079,047	4.32
$750,000.01 - $1,000,000.00	29	$25,895,225	22.04
$1,000,000.01 - $1,500,000.00	13	$17,315,900	14.74
	194	**$117,493,894**	**100.00**

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.500	1	$543,000	0.46
3.750	2	$1,150,000	0.98
3.875	1	$472,250	0.40
4.000	4	$2,115,217	1.80
4.125	5	$3,203,208	2.73
4.250	9	$6,194,311	5.27
4.375	11	$6,095,017	5.19
4.500	24	$11,723,650	9.98
4.625	59	$35,933,402	30.58
4.750	78	$50,063,838	42.61
	194	**$117,493,894**	**100.00**

Loan Group III $117,493,894

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	194	$117,493,894	100.00
	194	**$117,493,894**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	24	$14,869,797	12.66
50.01 - 55.00	13	$9,591,951	8.16
55.01 - 60.00	13	$10,904,979	9.28
60.01 - 65.00	14	$10,564,302	8.99
65.01 - 70.00	31	$21,119,824	17.98
70.01 - 75.00	48	$25,994,703	22.12
75.01 - 80.00	49	$23,672,550	20.15
85.01 - 90.00	2	$775,787	0.66
	194	**$117,493,894**	**100.00**

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	138	$86,810,647	73.89
CO	7	$4,256,141	3.62
CT	6	$3,780,500	3.22
FL	7	$3,426,749	2.92
IL	5	$3,210,609	2.73
MA	4	$1,930,417	1.64
MD	3	$1,107,142	0.94
MI	4	$2,177,750	1.85
MN	1	$378,974	0.32
MO	1	$1,500,000	1.28
NJ	3	$1,538,441	1.31
NV	1	$1,000,000	0.85
NY	5	$2,743,000	2.33
OR	3	$1,344,778	1.14
PA	1	$386,502	0.33
TX	1	$417,124	0.36
VA	3	$1,152,785	0.98
WA	1	$332,334	0.28
	194	**$117,493,894**	**100.00**

Loan Group III $117,493,894

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	4	$2,286,000	1.95
781 - 800	30	$20,044,882	17.06
761 - 780	50	$30,355,407	25.84
741 - 760	43	$25,268,237	21.51
721 - 740	46	$27,809,810	23.67
701 - 720	9	$5,480,973	4.66
681 - 700	9	$5,055,247	4.30
661 - 680	2	$770,589	0.66
641 - 660	1	$422,749	0.36
	194	**$117,493,894**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	169	$105,446,704	89.75
CND	25	$12,047,190	10.25
	194	**$117,493,894**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
RNC	87	$57,597,252	49.02
PUR	60	$32,417,973	27.59
RCO	47	$27,478,669	23.39
	194	**$117,493,894**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	186	$113,376,144	96.50
2H	8	$4,117,750	3.50
	194	**$117,493,894**	**100.00**

Loan Group III $117,493,894

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	122	$72,864,738	62.02
FULL/ALT	49	$28,128,726	23.94
STREAMLINE	23	$16,500,430	14.04
	194	**$117,493,894**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	194	$117,493,894	100.00
	194	**$117,493,894**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
12/08	2	$755,083	0.64
01/09	1	$438,255	0.37
02/09	47	$28,465,285	24.23
03/09	132	$81,679,821	69.52
04/09	12	$6,155,450	5.24
	194	**$117,493,894**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
56 - 61	194	$117,493,894	100.00
	194	**$117,493,894**	**100.00**

Loan Group III $117,493,894

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.001 - 9.000	8	$4,280,467	3.64
9.001 - 10.000	186	$113,213,427	96.36
	194	**$117,493,894**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	194	$117,493,894	100.00
	194	**$117,493,894**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	194	$117,493,894	100.00
	194	**$117,493,894**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	194	$117,493,894	100.00
	194	**$117,493,894**	**100.00**

Loan Group IV $32,291,401

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		51	
Total Outstanding Balance		$32,291,401	
Average Loan Balance		$633,165	$370,000 to $1,428,000
WA Mortgage Rate		4.960%	4.875% to 5.750%
Net WAC		4.576%	4.491% to 5.366%
ARM Characteristics			
WA Gross Margin		2.645%	2.250% to 2.750%
WA Months to First Roll		58	50 to 60
WA First Periodic Cap		5.000%	5.000% to 5.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		9.960%	9.875% to 10.750%
WA Lifetime Floor		2.645%	2.250% to 2.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		358	350 to 360
WA Age (months)		2	0 to 10
WA LTV		66.23%	33.20% to 95.00%
WA FICO		753	
WA DTI%			
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		7.27%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	92.73%	
	Unknown	7.27%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	71.47%	SFR	87.97%	REDUCE	73.30%	PUR	42.10%	OO	95.31%	0	92.73%
IL	5.14%	CND	12.03%	FULL/AL	23.06%	RNC	30.22%	2H	4.69%	36	7.27%
MA	5.05%			STREAM	3.64%	RCO	27.68%				
NY	4.18%										
VA	3.23%										

Loan Group IV $32,291,401

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/1 CMT1Y	3	$1,421,796	4.40
5/1 CMT1Y-IO	38	$24,064,457	74.52
5/1 LIB12M	1	$673,448	2.09
5/1 LIB12M-IO	9	$6,131,700	18.99
	51	$32,291,401	100.00

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$350,000.01 - $400,000.00	8	$3,051,233	9.45
$400,000.01 - $450,000.00	8	$3,479,517	10.78
$450,000.01 - $500,000.00	5	$2,409,366	7.46
$500,000.01 - $550,000.00	2	$1,054,500	3.27
$550,000.01 - $600,000.00	5	$2,947,337	9.13
$600,000.01 - $650,000.00	7	$4,480,500	13.88
$650,000.01 - $700,000.00	4	$2,723,448	8.43
$700,000.01 - $750,000.00	1	$706,500	2.19
$750,000.01 - $1,000,000.00	6	$5,047,750	15.63
$1,000,000.01 - $1,500,000.00	5	$6,391,250	19.79
	51	$32,291,401	100.00

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.875	36	$23,088,926	71.50
5.000	6	$3,332,587	10.32
5.125	3	$2,412,500	7.47
5.250	3	$2,145,448	6.64
5.375	1	$441,481	1.37
5.625	1	$481,366	1.49
5.750	1	$389,093	1.20
	51	$32,291,401	100.00

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	51	$32,291,401	100.00
	51	$32,291,401	100.00

Loan Group IV $32,291,401

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	8	$4,520,036	14.00
50.01 - 55.00	4	$2,835,000	8.78
55.01 - 60.00	5	$3,992,500	12.36
60.01 - 65.00	1	$1,238,250	3.83
65.01 - 70.00	5	$3,452,200	10.69
70.01 - 75.00	14	$8,519,035	26.38
75.01 - 80.00	12	$6,863,921	21.26
85.01 - 90.00	1	$481,366	1.49
90.01 - 95.00	1	$389,093	1.20
	51	**$32,291,401**	**100.00**

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	33	$23,077,087	71.47
CO	1	$628,000	1.94
CT	1	$500,000	1.55
FL	1	$397,240	1.23
IL	4	$1,660,793	5.14
KY	1	$673,448	2.09
MA	3	$1,629,681	5.05
NH	1	$450,000	1.39
NJ	1	$481,366	1.49
NY	2	$1,348,750	4.18
TX	1	$403,036	1.25
VA	2	$1,042,000	3.23
	51	**$32,291,401**	**100.00**

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	1	$626,250	1.94
781 - 800	5	$2,478,200	7.67
761 - 780	15	$10,965,402	33.96
741 - 760	13	$7,149,698	22.14
721 - 740	13	$9,147,440	28.33
701 - 720	2	$983,981	3.05
681 - 700	1	$551,337	1.71
621 - 640	1	$389,093	1.20
	51	**$32,291,401**	**100.00**

Loan Group IV $32,291,401

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	44	$28,407,670	87.97
CND	7	$3,883,731	12.03
	51	**$32,291,401**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	22	$13,595,986	42.10
RNC	15	$9,757,666	30.22
RCO	14	$8,937,750	27.68
	51	**$32,291,401**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	48	$30,776,401	95.31
2H	3	$1,515,000	4.69
	51	**$32,291,401**	**100.00**

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	36	$23,669,140	73.30
FULL/ALT	13	$7,445,761	23.06
STREAMLINE	2	$1,176,500	3.64
	51	**$32,291,401**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	51	$32,291,401	100.00
	51	**$32,291,401**	**100.00**

Loan Group IV $32,291,401

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
06/08	1	$403,036	1.25
12/08	2	$1,263,481	3.91
01/09	2	$1,250,000	3.87
02/09	16	$9,971,264	30.88
03/09	25	$17,000,620	52.65
04/09	5	$2,403,000	7.44
	51	**$32,291,401**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
50 - 55	1	$403,036	1.25
56 - 61	50	$31,888,366	98.75
	51	**$32,291,401**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	42	$26,421,512	81.82
10.001 - 11.000	9	$5,869,889	18.18
	51	**$32,291,401**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	51	$32,291,401	100.00
	51	**$32,291,401**	**100.00**

Loan Group IV $32,291,401

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	51	$32,291,401	100.00
	51	**$32,291,401**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	51	$32,291,401	100.00
	51	**$32,291,401**	**100.00**

Loan Group V $36,188,080

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		82	
Total Outstanding Balance		$36,188,080	
Average Loan Balance		$441,318	$75,500 to $1,147,101
WA Mortgage Rate		4.816%	3.750% to 5.250%
Net WAC		4.557%	3.491% to 4.991%
ARM Characteristics			
WA Gross Margin		2.279%	2.250% to 2.750%
WA Months to First Roll		81	75 to 83
WA First Periodic Cap		5.051%	5.000% to 6.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		9.866%	9.000% to 11.250%
WA Lifetime Floor		2.285%	2.250% to 2.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		357	351 to 359
WA Age (months)		3	1 to 9
WA LTV		74.23%	48.39% to 95.00%
WA FICO		736	
WA DTI%		34.95%	
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		2.47%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	97.53%	
	Unknown	2.47%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	67.21%	SFR	46.17%	PREFER	55.46%	PUR	70.84%	OO	89.50%	0	97.53%
WA	5.09%	PUD	41.10%	FULL/AL	39.00%	RNC	19.59%	2H	8.59%	36	2.47%
IL	4.86%	CND	11.40%	STREAM	4.18%	RCO	9.58%	INV	1.92%		
GA	3.46%	2-4U	0.73%	REDUCE	0.95%						
CO	3.32%	CNDP	0.60%	CLUES-E	0.41%						

Loan Group V $36,188,080

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7/23 LIB6M-IO	9	$1,829,401	5.06
7/1 LIB12M	36	$17,253,484	47.68
7/1 LIB12M-IO	37	$17,105,195	47.27
	82	**$36,188,080**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$50,000.01 - $100,000.00	1	$75,500	0.21
$100,000.01 - $150,000.00	4	$517,249	1.43
$150,000.01 - $200,000.00	6	$1,065,701	2.94
$200,000.01 - $250,000.00	3	$645,074	1.78
$250,000.01 - $300,000.00	1	$263,185	0.73
$300,000.01 - $350,000.00	10	$3,333,351	9.21
$350,000.01 - $400,000.00	16	$6,001,229	16.58
$400,000.01 - $450,000.00	11	$4,669,750	12.90
$450,000.01 - $500,000.00	8	$3,748,638	10.36
$500,000.01 - $550,000.00	4	$2,074,328	5.73
$550,000.01 - $600,000.00	4	$2,269,426	6.27
$600,000.01 - $650,000.00	3	$1,934,610	5.35
$650,000.01 - $700,000.00	2	$1,328,000	3.67
$700,000.01 - $750,000.00	2	$1,473,601	4.07
$750,000.01 - $1,000,000.00	6	$5,641,337	15.59
$1,000,000.01 - $1,500,000.00	1	$1,147,101	3.17
	82	**$36,188,080**	**100.00**

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.750	1	$374,975	1.04
4.000	4	$2,323,893	6.42
4.125	1	$352,800	0.97
4.250	1	$140,125	0.39
4.375	3	$808,000	2.23
4.500	5	$1,097,024	3.03
4.625	6	$2,219,033	6.13
4.750	6	$4,111,808	11.36
4.875	22	$9,468,511	26.16
5.000	25	$11,193,448	30.93
5.125	5	$3,131,198	8.65
5.250	3	$967,266	2.67
	82	**$36,188,080**	**100.00**

Loan Group V $36,188,080

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	82	$36,188,080	100.00
	82	**$36,188,080**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	1	$447,824	1.24
50.01 - 55.00	2	$822,110	2.27
55.01 - 60.00	5	$1,781,875	4.92
60.01 - 65.00	7	$3,721,319	10.28
65.01 - 70.00	6	$2,730,106	7.54
70.01 - 75.00	12	$6,715,748	18.56
75.01 - 80.00	43	$18,821,699	52.01
85.01 - 90.00	3	$663,474	1.83
90.01 - 95.00	3	$483,926	1.34
	82	**$36,188,080**	**100.00**

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	50	$24,320,900	67.21
CO	3	$1,199,896	3.32
DE	1	$340,000	0.94
FL	3	$1,158,816	3.20
GA	3	$1,251,454	3.46
HI	1	$225,874	0.62
IL	4	$1,759,786	4.86
IN	1	$196,000	0.54
MA	1	$423,953	1.17
ME	1	$131,400	0.36
MI	1	$141,724	0.39
NJ	1	$999,999	2.76
OR	1	$328,128	0.91
TN	1	$380,000	1.05
TX	5	$1,128,126	3.12
VA	1	$360,750	1.00
WA	4	$1,841,274	5.09
	82	**$36,188,080**	**100.00**

Loan Group V $36,188,080

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	2	$809,682	2.24
781 - 800	8	$2,905,709	8.03
761 - 780	21	$9,004,555	24.88
741 - 760	12	$6,114,012	16.90
721 - 740	13	$5,981,239	16.53
701 - 720	10	$3,746,428	10.35
681 - 700	4	$2,098,666	5.80
661 - 680	8	$3,362,131	9.29
641 - 660	3	$1,165,660	3.22
621 - 640	1	$999,999	2.76
	82	**$36,188,080**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	41	$16,709,085	46.17
PUD	30	$14,871,615	41.10
CND	9	$4,126,396	11.40
2-4U	1	$263,185	0.73
CNDP	1	$217,799	0.60
	82	**$36,188,080**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	52	$25,634,450	70.84
RNC	19	$7,088,597	19.59
RCO	11	$3,465,033	9.58
	82	**$36,188,080**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	70	$32,387,015	89.50
2H	9	$3,107,465	8.59
INV	3	$693,600	1.92
	82	**$36,188,080**	**100.00**

Loan Group V $36,188,080

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PREFERRED	41	$20,068,582	55.46
FULL/ALT	32	$14,114,913	39.00
STREAMLINE	7	$1,512,273	4.18
REDUCED	1	$342,211	0.95
CLUES-EASY DOC	1	$150,100	0.41
	82	**$36,188,080**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	82	$36,188,080	100.00
	82	**$36,188,080**	**100.00**

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
07/10	6	$1,034,699	2.86
08/10	3	$731,439	2.02
09/10	7	$1,670,860	4.62
10/10	2	$370,900	1.02
11/10	16	$7,012,943	19.38
12/10	7	$3,369,975	9.31
01/11	6	$2,830,420	7.82
02/11	23	$12,299,397	33.99
03/11	12	$6,867,447	18.98
	82	**$36,188,080**	**100.00**

Loan Group V $36,188,080

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
74 - 79	34	$10,820,841	29.90
80 - 85	48	$25,367,239	70.10
	82	**$36,188,080**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.001 - 9.000	4	$2,323,893	6.42
9.001 - 10.000	63	$28,512,698	78.79
10.001 - 11.000	14	$5,150,089	14.23
11.001 - 12.000	1	$201,400	0.56
	82	**$36,188,080**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	73	$34,358,679	94.94
6.000	9	$1,829,401	5.06
	82	**$36,188,080**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	82	$36,188,080	100.00
	82	**$36,188,080**	**100.00**

Loan Group V $36,188,080

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	82	$36,188,080	100.00
	82	**$36,188,080**	**100.00**

Loan Group VI $61,037,675

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		129	
Total Outstanding Balance		$61,037,675	
Average Loan Balance		$473,160	$54,740 to $1,471,826
WA Mortgage Rate		5.473%	3.875% to 6.625%
Net WAC		5.214%	3.616% to 6.366%
ARM Characteristics			
WA Gross Margin		2.264%	2.250% to 2.750%
WA Months to First Roll		80	74 to 83
WA First Periodic Cap		5.043%	5.000% to 6.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		10.516%	9.375% to 12.625%
WA Lifetime Floor		2.268%	2.250% to 2.750%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		356	350 to 359
WA Age (months)		4	1 to 10
WA LTV		71.81%	31.69% to 95.00%
WA FICO		733	
WA DTI%		34.80%	
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		1.66%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	98.34%	
	Unknown	1.66%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	75.11%	SFR	47.55%	PREFER	54.03%	PUR	64.04%	OO	89.25%	0	98.34%
FL	4.60%	PUD	24.91%	FULL/AL	22.08%	RNC	23.07%	INV	6.09%	36	1.66%
MA	3.87%	CND	16.02%	REDUCE	17.30%	RCO	12.89%	2H	4.66%		
WA	3.75%	CNDP	5.95%	NINA	6.19%						
NV	3.03%	2-4U	5.56%	STREAM	0.40%						

Loan Group VI $61,037,675

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7/23 LIB6M-IO	7	$1,902,315	3.12
7/23 LIB6M	4	$735,240	1.20
7/1 LIB12M	54	$28,410,216	46.55
7/1 LIB12M-IO	64	$29,989,904	49.13
	129	$61,037,675	100.00

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$50,000.01 - $100,000.00	3	$232,484	0.38
$100,000.01 - $150,000.00	4	$468,802	0.77
$150,000.01 - $200,000.00	7	$1,184,047	1.94
$200,000.01 - $250,000.00	4	$941,675	1.54
$250,000.01 - $300,000.00	7	$1,940,252	3.18
$300,000.01 - $350,000.00	14	$4,706,399	7.71
$350,000.01 - $400,000.00	24	$9,098,831	14.91
$400,000.01 - $450,000.00	12	$5,112,147	8.38
$450,000.01 - $500,000.00	12	$5,786,604	9.48
$500,000.01 - $550,000.00	10	$5,198,962	8.52
$550,000.01 - $600,000.00	5	$2,896,009	4.74
$600,000.01 - $650,000.00	6	$3,829,215	6.27
$650,000.01 - $700,000.00	6	$4,052,496	6.64
$750,000.01 - $1,000,000.00	9	$7,998,362	13.10
$1,000,000.01 - $1,500,000.00	6	$7,591,388	12.44
	129	$61,037,675	100.00

Loan Group VI $61,037,675

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.875	2	$477,714	0.78
4.125	1	$181,300	0.30
4.375	1	$91,385	0.15
4.750	1	$189,000	0.31
4.875	2	$504,760	0.83
5.125	16	$7,651,510	12.54
5.250	29	$15,085,370	24.71
5.375	26	$9,394,594	15.39
5.500	10	$5,652,166	9.26
5.625	9	$7,077,189	11.59
5.750	10	$4,596,406	7.53
5.875	11	$5,123,027	8.39
6.000	2	$1,502,200	2.46
6.125	2	$732,134	1.20
6.250	2	$1,064,825	1.74
6.375	1	$86,359	0.14
6.500	2	$832,115	1.36
6.625	2	$795,620	1.30
	129	**$61,037,675**	**100.00**

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	129	$61,037,675	100.00
	129	**$61,037,675**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	9	$4,406,467	7.22
50.01 - 55.00	3	$2,619,653	4.29
55.01 - 60.00	7	$3,450,298	5.65
60.01 - 65.00	3	$1,990,060	3.26
65.01 - 70.00	19	$9,864,444	16.16
70.01 - 75.00	12	$6,962,709	11.41
75.01 - 80.00	67	$28,933,564	47.40
80.01 - 85.00	1	$243,187	0.40
85.01 - 90.00	6	$1,765,769	2.89
90.01 - 95.00	2	$801,524	1.31
	129	**$61,037,675**	**100.00**

Loan Group VI $61,037,675

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
CA	91	$45,844,589	75.11
CO	3	$1,027,504	1.68
DE	1	$638,300	1.05
FL	7	$2,807,037	4.60
GA	1	$168,517	0.28
HI	1	$189,000	0.31
MA	6	$2,360,362	3.87
MD	1	$243,187	0.40
NH	1	$109,993	0.18
NJ	1	$432,115	0.71
NV	6	$1,852,232	3.03
RI	1	$549,250	0.90
TX	2	$966,400	1.58
VA	4	$1,562,370	2.56
WA	3	$2,286,818	3.75
	129	**$61,037,675**	**100.00**

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	1	$522,032	0.86
781 - 800	12	$5,154,545	8.44
761 - 780	22	$9,850,487	16.14
741 - 760	21	$13,053,196	21.39
721 - 740	25	$12,165,235	19.93
701 - 720	21	$8,517,330	13.95
681 - 700	8	$3,601,088	5.90
661 - 680	10	$4,578,858	7.50
641 - 660	7	$2,431,316	3.98
621 - 640	2	$1,163,589	1.91
	129	**$61,037,675**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	60	$29,026,358	47.55
PUD	29	$15,206,787	24.91
CND	30	$9,777,284	16.02
CNDP	5	$3,632,028	5.95
2-4U	5	$3,395,218	5.56
	129	**$61,037,675**	**100.00**

Loan Group VI $61,037,675

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	86	$39,090,166	64.04
RNC	25	$14,078,986	23.07
RCO	18	$7,868,523	12.89
	129	**$61,037,675**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	109	$54,473,137	89.25
INV	9	$3,717,760	6.09
2H	11	$2,846,778	4.66
	129	**$61,037,675**	**100.00**

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PREFERRED	71	$32,976,583	54.03
FULL/ALT	27	$13,476,676	22.08
REDUCED	21	$10,560,013	17.30
NINA	9	$3,781,216	6.19
STREAMLINE	1	$243,187	0.40
	129	**$61,037,675**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	129	$61,037,675	100.00
	129	**$61,037,675**	**100.00**

Loan Group VI $61,037,675

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
06/10	1	$243,187	0.40
07/10	4	$770,973	1.26
08/10	2	$400,582	0.66
09/10	4	$1,094,324	1.79
10/10	7	$3,139,294	5.14
11/10	27	$13,058,760	21.39
12/10	29	$14,210,604	23.28
01/11	22	$10,452,351	17.12
02/11	17	$8,482,340	13.90
03/11	16	$9,185,259	15.05
	129	**$61,037,675**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
74 - 79	45	$18,707,120	30.65
80 - 85	84	$42,330,554	69.35
	129	**$61,037,675**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
9.001 - 10.000	3	$569,099	0.93
10.001 - 11.000	115	$56,581,246	92.70
11.001 - 12.000	8	$2,978,826	4.88
12.001 - 13.000	3	$908,504	1.49
	129	**$61,037,675**	**100.00**

Loan Group VI $61,037,675

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000	118	$58,400,120	95.68
6.000	11	$2,637,554	4.32
	129	**$61,037,675**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	129	$61,037,675	100.00
	129	**$61,037,675**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	129	$61,037,675	100.00
	129	**$61,037,675**	**100.00**